PRESS RELEASE
FOR IMMEDIATE PUBLICATION

EXHIBIT 99.1

TIW COMPLETES A PUBLIC EQUITY OFFERING OF US$ 199.5 MILLION

Montréal, Canada, March 25, 2004 - Telesystem International Wireless Inc. ("TIW" or the "Company") announces that the Company and certain of its shareholders (the "Selling Shareholders") have sold 21 million common shares of TIW at US$ 9.50 per share (the "Offering"). The gross proceeds of the Offering were US$ 199.5 million.

TIW issued 7 million common shares from treasury for gross proceeds of US$ 66.5 million (the "Treasury Offering") and 14 million common shares were sold by the Selling Shareholders, namely Telesystem Ltd., an affiliate of Hutchison Whampoa Ltd., affiliates of J.P. Morgan Partners, LLC, and EEIF Melville B.V. and certain of its affiliates through a secondary offering. The net proceeds of the Treasury Offering were US$ 62.7 million after deducting underwriting fees and other estimated expenses. The Company will not receive any proceeds from the secondary offering.

TIW and the Selling Shareholders have granted the underwriters, namely BMO Nesbitt Burns Inc., J.P. Morgan Securities Inc., Lazard Frères & Co. LLC., UBS Securities Canada Inc. and TD Securities Inc., an option to purchase up to 3.15 million additional common shares at US$ 9.50, exercisable within the next 30 days, to cover over-allotments, if any. Such over-allotments would be covered pro rata from TIW and each of the Selling Shareholders.

As a result of the Offering, TIW has 127.9 million common shares issued and outstanding.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW provides wireless voice, data and short messaging services in Central and Eastern Europe to more than 5.0 million subscribers. TIW is the market leader in Romania through MobiFon S.A. and a rapidly growing operator in the Czech Republic through Český Mobil a.s. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca